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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Hyperion Brookfield Collateralized Securities Fund, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

Not Applicable.

(CUSIP Number)

Ellen Oster, Esq., 767 Fifth Avenue, New York, New York 10153, (212) 418-6126

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 6, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON:

GMAM Investment Funds Trust 13-3160892
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

18,325,941.58 shares. (See Item 5 below)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

18,325,941.58 shares. (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,325,941.58 shares. (See Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18,325,941.58 shares represent 27.43% of the issued and outstanding shares as of the date of event.
14	TYPE OF REPORTING PERSON (See Instructions)

EP

Page 2 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON:

GMAM Group Pension Trust I 01-0719298
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

46,117,328.15 shares. (See Item 5 below)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

46,117,328.15 shares. (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,117,328.15 shares. (See Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

46,117,328.15 shares represent 69.03% of the issued and outstanding shares as of the date of event.
14	TYPE OF REPORTING PERSON (See Instructions)

EP

Page 3 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

General Motors Investment Management Corporation 382903925
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

64,443,269.73 shares. (See Item 5 below)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

64,443,269.73 shares. (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

64,443,269.73 shares. (See Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64,443,269.73 shares represent 96.46% of the issued and outstanding shares as of the date of event.
14	TYPE OF REPORTING PERSON (See Instructions)

IA, CO

Page 4 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

General Motors Trust Bank, National Association
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

18,325,941.58 shares. (See Item 5 below)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

18,325,941.58 shares. (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,325,941.58 shares. (See Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18,325,941.58 shares represent 27.43% of the issued and outstanding shares as of the date of event.
14	TYPE OF REPORTING PERSON (See Instructions)

BK

Page 5 of 18 Pages

Item 1. Security and Issuer

This Amendment Number 12 amends and supplements the Statement on Schedule 13D (the “Schedule 13D”), as amended by Amendment Number 1 thereto on January 12, 2004 (“Amendment No. 1”), as further amended by Amendment Number 2 thereto on February 4, 2004 (“Amendment No. 2”), as further amended by Amendment Number 3 thereto on April 5, 2004 (“Amendment No. 3”), as further amended by Amendment Number 4 thereto on May 12, 2004 (“Amendment No. 4”), as further amended by Amendment Number 5 thereto on June 3, 2004 (“Amendment No. 5”), as further amended by Amendment No. 6 thereto on June 23, 2004 (“Amendment No. 6”), as further amended by Amendment No. 7 thereto on May 11, 2005 (“Amendment No. 7”), as further amended by Amendment No. 8 thereto on September 21, 2005 (“Amendment No. 8”), as further amended by Amendment No. 9 thereto on October 31, 2005 (“Amendment No. 9”), as further amended by Amendment No. 10 thereto on October 16, 2006, and as further amended by Amendment No. 11 thereto on November 28, 2007, filed by GMAM Group Pension Trust I (the “GMAM I Trust”), a trust formed pursuant to the laws of the State of New York under and for the benefit of certain employee benefit plans of General Motors Corporation (“GM”) (the “Plans”); General Motors Investment Management Corporation, a Delaware corporation (“GMIMCo”), a wholly-owned subsidiary of GM which is registered as an investment adviser under the Investment Advisers Act of 1940, as amended; GMAM Investment Funds Trust (the “GIFT Trust”), a trust formed pursuant to the laws of the State of New York under and for the benefit of certain Plans; and General Motors Trust Bank, National Association, a national bank subject to regulation by the Office of the Comptroller of the Currency, as trustee of the GIFT Trust (“GMTB”). The GMAM I Trust, the GIFT Trust, GMIMCo and GMTB are referred to herein as the “Reporting Persons.” Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D. Items 3, 4, 5, 6 and 7 are hereby amended and supplemented as follows.

Item 3. Source and Amount of Funds or Other Consideration

The GMAM I Trust paid $100 million to the Fund on December 17, 2003 in exchange for 10,000,000 shares of common stock of the Fund (“Shares”). The GIFT Trust paid $50 million to the Fund on January 2, 2004 in exchange for 5,000,000 Shares. The GMAM I Trust paid $50 million to the Fund on February 2, 2004 in exchange for 4,963,698.49 Shares. The GIFT Trust paid $50 million to the Fund on April 1, 2004 in exchange for 4,906,771.34 Shares. The GIFT Trust paid $50 million to the Fund on May 10, 2004 in exchange for 4,926,108.37 Shares. The GMAM I Trust paid $60 million to the Fund on June 1, 2004 in exchange for 5,928,853.75 Shares. The GIFT Trust paid $50 million to the Fund on June 21, 2004 in exchange for 4,926,108.37 Shares. The GMAM I Trust paid $50 million to the Fund on May 2, 2005 in exchange for 4,752,851.71 Shares. The GIFT Trust paid $50 million to the Fund on September 1, 2005 in exchange for 4,897,159.647 Shares. The GMAM I Trust paid $27.5 million to the Fund on October 3, 2005 in exchange for 2,693,437.806 Shares. The GMAM I Trust paid $20 million to the Fund on September 1, 2006 in exchange for 1,937,984.50 Shares. The GMAM I Trust paid $50 million to the Fund on November 1, 2007 in exchange for 6,553,079.948 Shares. The source of the consideration for such acquisitions is the assets of certain of the Plans. On December 6, 2007, the GIFT Trust sold 14,164,305.95 shares to the Fund in the Fund’s tender offer in exchange for $100 million.

Item 4. Purpose of Transaction

The purpose of the acquisitions of Shares was to acquire an interest in the Fund, which is a non-diversified closed-end management investment company whose investment objective is to provide high total return by investing predominantly in asset-backed securities and mortgage-backed securities. The purpose of the disposition of Shares by the GIFT Trust in the Fund’s tender offer, which expired on December 6, 2007, was to liquidate a portion of its holdings in the Fund. As of December 10, 2007, GMTB managed for the benefit of the GIFT Trust an aggregate of 18,325,941.58 Shares, representing 27.43% of the 66,802,879.93 then issued and outstanding Shares.

Page 6 of 18 Pages

Except for proposed periodic acquisitions or dispositions of additional Shares by the GMAM I Trust and the GIFT Trust, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any person identified on Appendix A has any plans or proposals that would result in or relate to any of the transactions described in paragraph (a) through (j) of Item 4 of Schedule 13D.

The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include Shares and/or other securities of the Issuer in addition to those referred to in this Statement (“Additional Securities”). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of the Reporting Persons (although the appointment of such investment managers is subject to authorization of and termination by GMIMCo and/or GMTB). No information regarding any such holdings by such trusts under the Plans is contained in this Statement.

Item 5. Interest in Securities of the Issuer

(a)-(b) On December 10, 2007, GMTB managed for the benefit of the GIFT Trust an aggregate of 18,325,941.58 Shares, representing 27.43% of the 66,802,879.93 then issued and outstanding Shares. As of December 10, 2007, each of the GIFT Trust, by virtue of its ownership of the Shares, and GMIMCo and GMTB, by virtue of their shared voting and dispositive power over 18,325,941.58 Shares, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”)) all Shares the GIFT Trust has and may acquire. As of December 10, 2007, each of the GMAM I Trust, by virtue of its ownership of the Shares and GMIMCo, by virtue of its shared voting and dispositive power over 46,117,328.15 Shares, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) all Shares the GMAM I Trust has and may acquire. Pursuant to Rule 13d-4, the Reporting Persons expressly declare that the filing of this Amendment shall not be construed as an admission that any such Person is, for the purposes for §§13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Amendment.

Neither GM nor, to the best knowledge of the Reporting Persons, any of the persons named in Appendix A own beneficially (as that term is defined in Rule 13d-3 under the Act) any Shares.

(c) The following transactions were effected since November 28, 2007:

Identity of Entity	Date of Transaction	Type of Security	Nature of Transaction	Number of Securities	Price Per Share
GIFT Trust	December 6, 2007	Common Stock	Tender offer	14,164,305.95	$7.06

(d) GMIMCo as the named fiduciary of the Plans with respect to investments has the authority to direct GMTB to make payments from the GIFT Trust (which may include dividends from or proceeds from the sale of Shares held by the GIFT Trust) to other trusts under the Plans and to other persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the GMAM I Trust’s subscription agreement dated December 17, 2003, which was filed with the Schedule 13D as Exhibit 1 and is incorporated herein by reference, the GIFT Trust’s subscription agreement dated January 2, 2004, which was filed with Amendment No. 1 as Exhibit 1 and is incorporated herein by reference, the GMAM I Trust’s subscription agreement dated February 2, 2004, which was filed with Amendment No. 2 as Exhibit 1 and is incorporated herein by reference, the GIFT Trust’s subscription agreement dated April 1, 2004, which was filed with Amendment No. 3 as Exhibit 1 and is incorporated herein by reference, and the GIFT Trust’s subscription agreement dated May 10,

Page 7 of 18 Pages

2004, which was filed with Amendment No. 4 and is incorporated herein by reference, the GMAM I Trust’s subscription agreement dated June 1, 2004, which was filed with Amendment No. 5 as Exhibit 1 and is incorporated herein by reference, the GIFT Trust’s subscription agreement dated June 21, 2004, which was filed with Amendment No. 6 as Exhibit 1 and is incorporated herein by reference, the GMAM I Trust’s subscription agreement dated May 2, 2005, which was filed with Amendment No. 7 as Exhibit 1 and is incorporated herein by reference, the GIFT Trust’s subscription agreement dated September 1, 2005, which was filed with Amendment No. 8 as Exhibit 1 and is incorporated herein by reference, the GMAM I Trust’s subscription agreement dated October 3, 2005, which was filed with Amendment No. 9 as Exhibit 1 and is incorporated herein by reference, the GMAM I Trust’s subscription agreement dated September 1, 2006, which was filed with Amendment No. 10 as Exhibit 1 and is incorporated herein by reference, and the GMAM I Trust’s subscription agreement dated November 1, 2007, which was filed with Amendment No. 11 as Exhibit 1 and is incorporated herein by reference, and the other agreements described in Item 4 or Item 5 above, there are no contracts, agreements, understandings, or relationships between GM, the GMAM I Trust, the GIFT Trust, GMIMCo or GMTB or, to the best of its knowledge, any executive officer or director of GM, the GMAM I Trust, the GIFT Trust, GMIMCo or GMTB and any other person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Page 8 of 18 Pages

Item 7. Material to be filed as Exhibits

EXHIBIT 1 - Joint Filing Agreement dated December 21, 2007, among the Reporting Persons pursuant to Rule 13d-1(k) under the Act

Page 9 of 18 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GMAM INVESTMENT FUNDS TRUST
(by General Motors Trust Bank, National Association)

By:	/s/ Duen-Li Kao
Name:	Duen-Li Kao
Title:	Senior Managing Director, Global Public Markets,
General Motors Trust Bank, National
Association

Date: December 21, 2007

Page 10 of 18 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STATE STREET BANK AND TRUST COMPANY,
as trustee for GMAM GROUP PENSION TRUST I
(as directed by General Motors Investment Management Corporation)

By:	/s/ Jason R. Butler
Name:	Jason R. Butler
Title:	Vice President

Date: December 21, 2007

Page 11 of 18 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Duen-Li Kao
Name:	Duen-Li Kao
Title:	Senior Managing Director, Global Public Markets

Date: December 21, 2007

Page 12 of 18 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL MOTORS TRUST BANK, NATIONAL
ASSOCIATION

By:	/s/ Duen-Li Kao
Name:	Duen-Li Kao
Title:	Senior Managing Director, Global Public Markets

Date: December 21, 2007

Page 13 of 18 Pages

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF

GENERAL MOTORS CORPORATION

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Corporation is set forth below. Unless otherwise specified, the business address of each person listed below is 300 Renaissance Center, Detroit, Michigan 48265-3000.

NAME AND BUSINESS ADDRESS	POSITION WITH GM	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OF GM
Percy N. Barnevik	Director

Erskine B. Bowles	Director	President, The University of North Carolina

John H. Bryan	Director

Armando M. Codina	Director	Chairman and Chief Executive Officer, Flagler Development Groups

Erroll B. Davis, Jr.	Director	Chancellor, University System of Georgia

George M. C. Fisher	Director

Frederick A. Henderson	Vice Chairman and Chief Financial Officer

Karen Katen	Director	Chairman, Pfizer Foundation

Kent Kresa	Director

Ellen J. Kullman	Director	Executive Vice President - Safety & Protection; Coatings & Color Technologies; Marketing and Sales; Safety and Sustainability, E.I. du Pont de Nemours and Company

Philip A. Laskawy	Director

Robert A. Lutz	Vice Chairman of Global Product Development

Kathryn V. Marinello	Director	President and Chief Executive Officer, Ceridian Corporation

Robert S. Osborne	Group Vice President and General Counsel

Eckhard Pfeiffer	Director

G. Richard Wagoner, Jr.	Chairman and Chief Executive Officer

Page 14 of 18 Pages

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF

GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Investment Management Corporation is set forth below. Unless otherwise specified, the business address of each person listed below is 767 Fifth Avenue, New York, New York 10153.

NAME AND BUSINESS ADDRESS	POSITION WITH GMIMCo	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OF GMIMCo
Barbara A. Barrese	Secretary

Z. Jamie Behar	Managing Director, Real Estate and Alternative Investments

Michael P. Cloherty	Deputy Chief Operating Officer

Nancy C. Everett	Chairman of the Board of Directors, Chief Executive Officer and Chief Investment Officer

David Hartman	Vice President and General Counsel

Elizabeth J. Kale	Chief Client Officer

Duen-Li Kao	Senior Managing Director, Global Public Markets

Michael E. Klehm	Director, President and Chief Operating Officer

B. Jack Miller	Director, Senior Adviser

Mary A. Mullin	Chief Compliance Officer

Charles G. Preseau	Chief Financial Officer and Treasurer

Robin H. Rocchi	Vice President, Investment Programs

Carlos Rosa	Vice President, Sales and Marketing

James H. Scott	Managing Director, Global Public Markets

John S. Stevens	Managing Director, Absolute Return Strategies

Edgar J. Sullivan	Managing Director, Investment Research

Mark R. Szycher	Vice President, Enterprise Risk Management

Page 15 of 18 Pages

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF

GENERAL MOTORS TRUST BANK, NATIONAL ASSOCIATION

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Trust Bank, National Association is set forth below. Unless otherwise specified, the business address of each person listed below is 767 Fifth Avenue, New York, New York 10153.

NAME AND BUSINESS ADDRESS	POSITION WITH GMTB	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OF GMTB
Barbara A. Barrese	Secretary

Z. Jamie Behar	Managing Director, Real Estate and Alternative Investments

Michael P. Cloherty	Deputy Chief Operating Officer

Nancy C. Everett	Chairman of the Board of Directors, Chief Executive Officer and Chief Investment Officer

David Hartman	Vice President and General Counsel

Elizabeth J. Kale	Chief Client Officer

Duen-Li Kao	Senior Managing Director, Global Public Markets

Michael E. Klehm	Director, President and Chief Operating Officer and Trust Officer

Scott G. Koeber	Director	Chief Compliance Officer, Performance Equity Management, LLC

B. Jack Miller	Director, Senior Adviser

Mary A. Mullin	Chief Compliance Officer

Charles G. Preseau	Chief Financial Officer and Treasurer

Robin H. Rocchi	Vice President, Investment Programs

Carlos Rosa	Vice President, Sales and Marketing

James H. Scott	Managing Director, Global Public Markets

John S. Stevens	Managing Director, Absolute Return Strategies

Edgar J. Sullivan	Managing Director, Investment Research

Mark R. Szycher	Vice President, Enterprise Risk Management

G. Michael Watry	Director, Portfolio Manager, Real Estate and Alternative Investments

Page 16 of 18 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Filing Agreement dated December 21, 2007 among the Reporting Persons pursuant to Rule 13d-1(k) under the Act

Page 17 of 18 Pages

Exhibit 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that Amendment No. 12 to the Schedule 13D filed on or about this date with respect to the beneficial ownership by the undersigned of shares of common stock, par value $.01 per share, of Hyperion Brookfield Collateralized Securities Fund, Inc. is being, and any and all amendments to such Schedule may be, filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: December 21, 2007

GMAM INVESTMENT FUNDS TRUST (by General Motors Trust Bank, National Association)

By:	/s/ Duen-Li Kao
Name:	Duen-Li Kao
Title:	Senior Managing Director, Global Public Markets,
General Motors Trust Bank, National
Association

STATE STREET BANK AND TRUST COMPANY, as trustee for GMAM GROUP PENSION TRUST I
(as directed by General Motors Investment Management Corporation)

By:	/s/ Jason R. Butler
Name:	Jason R. Butler
Title:	Vice President

GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Duen-Li Kao
Name:	Duen-Li Kao
Title:	Senior Managing Director, Global Public Markets

GENERAL MOTORS TRUST BANK, NATIONAL ASSOCIATION

By:	/s/ Duen-Li Kao
Name:	Duen-Li Kao
Title:	Senior Managing Director, Global Public Markets

Page 18 of 18 Pages